

16021323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCORE SIGHT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SHORELINE HIGHWAY, SUITE B-155
(No. and Street)

MILL VALLEY (City) CA (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS MIKE 415-331-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, JR.
(Name – if individual, state last, first, middle name)

15565 Northland Drive W Ste 508 (Address) SOUTHFIELD (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS MIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOONER SIGHT LLC, as of MARCH 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

CEO
Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco


KIMBERLY E. TONEY
Commission # 1994026
Notary Public - California
San Francisco County
My Comm. Expires Jul 10, 2016

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 16 day of May 20 16, by
Date Month Year

(1) Thomas Mike

(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation **Document Date:** No date

Number of Pages: One **Signer(s) Other Than Named Above:** No other signers

Edward Richardson, JR., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Sooner Sight, LLC
4300 Huron Street
Emeryville, CA 94597

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Sooner Sight, LLC as of March 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Sooner Sight, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sooner Sight, LLC as of March 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Sooner Sight, LLC financial statements. Supplemental Information is the responsibility of Sooner Sight, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 24, 2016

Sooner Sight, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended March 31,2016

Sooner Sight, LLC
Balance Sheet
As of March 31, 2016

	Mar 31, 16
ASSETS	
Current Assets	
Checking/Savings	
1010 · Wells Fargo Checking	916.77
1050 · Wells Fargo Savings	6,461.46
Total Checking/Savings	7,378.23
Total Current Assets	7,378.23
Fixed Assets	
1410 · Furniture & Fixtures	1,071.00
1490 · Accumulated Depreciation	-1,071.00
Total Fixed Assets	0.00
TOTAL ASSETS	**7,378.23**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2100 · Accrued expenses	400.00
Total Other Current Liabilities	400.00
Total Current Liabilities	400.00
Total Liabilities	400.00
Equity	
2990 · Member's Equity	6,969.27
32000 · Members Equity	2,423.71
Net Income	-2,414.75
Total Equity	6,978.23
TOTAL LIABILITIES & EQUITY	**7,378.23**

The accompanying notes are an integral part of these financial statements.

Sooner Sight, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended March 31, 2016

Sooner Sight, LLC
Income Statement
March 2016

	Apr '15 - Mar 16
Ordinary Income/Expense	
Income	
3100 · Income	3,000.00
Total Income	3,000.00
Expense	
4500 · Accounting & Auditing	4,075.00
4600 · Insurance	472.00
4650 · Interest expense	5.22
4700 · Tax, License & Fees	12.51
Total Expense	4,564.73
Net Ordinary Income	-1,564.73
Other Income/Expense	
Other Income	
7200 · Interest Income	1.98
Total Other Income	1.98
Other Expense	
7500 · State Income Tax Expens	800.00
7550 · Penalties	52.00
Total Other Expense	852.00
Net Other Income	-850.02
Net Income	-2,414.75

The accompanying notes are an integral part of these financial statements.

Sooner Sight, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended March 31, 2016

		12 Months Ended March 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(2,414.75)
Adjustments to Reconcile Net Income	$	0.00
(Loss) to net cash provided by (used in) Operating Activities	$	0.00
Losses (Gains) on sales of Fixed Assets	$	0.00
Decrease (Increase) in Operating Assets - Prepaid Insurance	$	472.00
Increase (Decrease) in Operating Liabilities	$	100.00
Accrued Liabilities	$	0.00
Total Adjustments	$	0.00
Net Cash Provided by (Used In) Operating Activities	**$**	**(1,842.75)**
CASH FLOW FROM INVESTING ACTIVITIES		
Proceeds from Sale of Fixed Assets	$	0.00
Net Cash Provided by (Used In) Investing Activities	**$**	**0.00**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Member Contributions	$	0.00
Treasury Stock	$	0.00
Net Cash Provided by (Used In) Financing Activities	**$**	**0.00**
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	**$**	**(1,842.75)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**$**	**9,220.98**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$**	**7,378.23**

The accompanying notes are an integral part of these financial statements.

Sooner Sight, LLC

Financial Statements

Statement of Partners' Equity

As of and for the Year-Ended March 31, 2016

		12 Months Ended March 31, 2016
Beginning of Period	$	9,392.98
Plus: Net Income	$	(2,414.75)
Less: Member Distributions	$	0.00
Members' Equity End of Period	**$**	**6,978.23**

The accompanying notes are an integral part of these financial statements.

Sooner Sight, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended March 31, 2016

Balance of Such Claims at April 1, 2015	$	0.00
Additions	$	0.00
Reductions	$	0.00
Balance of Such Claims at March 31, 2016	$	0.00

The accompanying notes are an integral part of these financial statements.

Sooner Sight, LLC
Notes to Financial Statements
As of and for the Year-Ended March 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Sooner Sight, LLC (the Company) was organized in the State of California effective February 16, 2008 as a limited liability company under the California Limited Company Act. The Company has adopted a fiscal year ending March 31.

Description of Business

The Company, located in Mill Valley, CA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company provides advisory assistance with mergers and acquisitions and strategic funding via private placement services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded when the services are rendered.

Income taxes

Effective February 16, 2008, the Company elected to be treated as a partnership for federal income tax purposes. Under partnership regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Sooner Sight, LLC
Notes to Financial Statements
As of and for the Year-Ended March 31, 2016

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2016, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net

Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) – limited business.

NOTE D – COMMITMENTS AND CONTINGENCIES

Sooner Sight, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – RELATED PARTY TRANSACTIONS

Sooner Sight, LLC and TriSpan Partners commonly owned companies. Sooner Sight, LLC received $3,000.00 from TriSpan Partners during the year ended March 31, 2016 to cover regulatory expenses.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 24, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Sooner Sight, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Computation of Net Capital		
Total Stockholder's Equity:		$ 6,978.00
Nonallowable assets:		
Property and Equipment	$ 0.00	
Accounts receivable - other	$ 0.00	
Total Nonallowable assets		$ 0.00
Haircuts on Securities Positions		
Securities Haircuts	$ 0.00	
Undue Concentration Charges	$ 0.00	
Total Haircuts on Securities Positions		$ 0.00
Net Allowable Capital		$ 6,978.00
Computation of Net Capital Requirement		
Min Net Capital Required as a % of Aggregate Indebtedness (6 2/3% of AI)		26.67
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer		$ 5,000.00
Net Capital Requirement		$ 5,000.00
Excess Net Capital		$ 1,978.00
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness		$ 400.00
Percentage of Aggregate Indebtedness to Net Capital		5.73%
Computation of Reconciliation of Net Capital		
Net Capital Computed on FOCUS IIA as of March 31, 2016		$ 6,978.00
Adjustments:		
Increase (Decrease) in Equity		$ 0.00
(Increase) Decrease in Non-Allowable Asset		$ 0.00
(Increase) Decrease in Securities Haircuts		$ 0.00
Net Capital per Audit		$ 6,978.00
Reconciled Difference		$ 0.00

Sooner Sight, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2016 the Company had net capital of $6,978 which was $1,978 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.73% The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Sooner Sight, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2016

See accountant's audit report

Sooner Sight, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended March 31, 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 24, 2016

To the Board of Directors
Sooner Sight, LLC
100 Shoreline Highway
Suite B-155
Mill Valley, CA 94941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Sooner Sight, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sooner Sight, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Sooner Sight, LLC stated that Sooner Sight, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sooner Sight, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sooner Sight, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA



Sooner Sight, LLC
100 Shoreline Highway, Suite B-155
Mill Valley, CA 94941

May 24, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE March 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Sooner Sight, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of April 1, 2015 through March 31, 2016. Sooner Sight, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Sooner Sight, LLC's past business has been of similar nature and has complied to this exemption since its inception (February 16, 2008).

Thomas Mike, the CEO of Sooner Sight, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2016.

Mark Toole, the Chief Compliance Officer of Sooner Sight, LLC. has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Sooner Sight, LLC 's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (415) 331-0350, or Mark Toole at (415) 331-0340.

Very truly yours,



Sooner Sight, LLC .
Thomas Mike
CEO